

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2017

<u>**Via E-Mail**</u>
Pranav L. Trivedi
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London, England E14 5DS

>   **Re: QIWI plc**
>   **Response Letter dated July 24, 2017**
>   **Schedule 14D-9 filed June 30, 2017**
>   **SEC File No. 005-87446**

Dear Mr. Trivedi:

    We have reviewed your response. We continue to believe that your disclosure is insufficient to comply with your disclosure obligations under Rules 14e-2 and 14d-9, Item 5 of Schedule 14D-9 and Item 1009(a) of Regulation M-A. However, without agreeing with your analyses and conclusions, we will not raise additional comment at this time. In this regard, we give you no assurance with regard to your compliance with the disclosure and dissemination requirements of the federal securities laws.

    Please direct any questions to me at (202) 551-3619.

>   Sincerely,
>
>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions